FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 13, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on August 13, 2021

CELLCOM ISRAEL ANNOUNCES SUBSIDIARY'S OFFER TO
PURCHASE XFONE

Netanya, Israel – August 13, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous report regarding creditors meetings to convene to vote on offers to purchase Marathon (018) Xfone Ltd., or Xfone, on August 13, 2021, Golan Telecom Ltd., or Golan, a wholly owned subsidiary of the Company, submitted an offer to purchase the full share capital of Xfone or its activity (the "Offer"), and requested Xfone's arrangement manager to bring it to be voted upon at the creditors meetings convened by the arrangement manager on August 19, 2021.

The following are the main points of the Offer:

1.
Golan will purchase 100% of the issued and paid-up share capital of Xfone or its activity (as shall be decided in the future) (the "Purchase"), provided that the Purchase  is free of any debt, liability, current or future claim arising before the purchase date or arising from the purchase itself.

2.
For the Purchase Golan will pay the following consideration, which to the best of its knowledge and based on the information provided by Xfone as part of its motion for a stay of proceedings, will cover the entire debts to Xfone creditors (other than the debts to the controlling shareholders of Xfone):

2.1.
Repayment of Xfone's debt to Mizrahi Bank (estimated on the basis of the information provided by Xfone, to be in an amount not exceeding NIS 40 million) and repayment of Xfone other debts to employees, authorities and ordinary creditors other than the debt to the Company (estimated on the basis of the information provided by Xfone, to be in an amount not exceeding NIS 20 million), provided that the total payment to Xfone's creditors shall not exceed NIS 60 million.

2.2.	The purchase of Xfone will include taking over all of Xfone's debt towards the Company.

2.3.
In purchasing Xfone shares, Xfone will continue to operate in the communications market, following which Xfone's current suppliers will be able to continue providing their services to Xfone and enjoy   a continued business cooperation with Xfone, Xfone's employees will continue to be its employees and Xfone's customers will continue to be its customers. In purchasing Xfone's activity, Golan will replace it. Xfone (or Golan, as the case may be) will continue to fulfill Xfone's obligations to Xfone customers and will also offer Xfone's employees continued employment for a period of at least two years.

2.4.
The frequencies allocated to the joint network of the Company and Xfone will continue to be allocated to the network and the Group will bear the license fees and frequency fees for them, while ensuring the quality of the network and the service to the customers using it. The continuation of investments in the network will also be ensured.

3.
During the interim period required to obtain regulatory approvals for the transaction, Golan will provide Xfone with interim financing of up to NIS 3 million per month and for a period of up to 3 months, by reducing the consideration that Xfone has to pay the Company for the sharing and usage agreement between them.

4.
The transaction is conditioned on the receipt of regulatory approvals from the Israeli Ministry of Communications and the Competition Commissioner in addition to the approval of the creditors' meetings and the insolvency court. There is no certainty that the required approvals will be obtained or that the transaction will be executed in accordance with the offer or with changes.

5.
The report regarding the resolution of the Company's Board of Directors regarding the submission of the proposal by Golan was delayed in accordance with the provisions of the Israeli Regulation 36 (b) of the Securities Regulations (Periodic and Immediate Reports), 1970, for fear that disclosing the resolution to submit the proposal prior to its submission could prevent the submission and/or significantly harm its terms and/or chances of being accepted. The delay in reporting was removed after the submission of the offer to the arrangement manager.

For details regarding Xfone, its sharing and usage agreement with the Company, legal proceedings taken by the Company against Xfone and insolvency proceedings initiated by Xfone, including convening creditors' meetings to approve the sale of Xfone, see Note 32d to the Company's consolidated financial statements as of December 31, 2020, included in the Company's Periodic Report for 2020, reported on form 6-K on March 17, 2021 and in Note 11 to the Company's Consolidated Financial Statements as of June 30, 2021, included in the Company's Periodic Report for the second quarter of 2021, reported on form 6-K on August 12, 2021.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 13, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary